

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2022

David Rench
Chief Financial Officer
Applied Blockchain, Inc.
3811 Turtle Creek Blvd., Suite 2100
Dallas, TX 75219

> **Re: Applied Blockchain, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed February 28, 2022**
> **File No. 333-258818**

Dear Mr. Rench:

　　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2022 letter.

Amendment No. 7 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends and Uncertainties, page 41

1.　　Please revise your discussion of trends and uncertainties as required by Items 303(b)(1)(i) and (ii)(B) and Item 303(b)(2)(ii) of Regulation S-K. Discuss your decision to discontinue all crypto mining operations and address:
- how you plan to account for the cessation of your crypto mining operations;
- the expected impact of the sale of your crypto mining equipment; and
- how cessation of your crypto mining operations may affect your future liquidity and capital resources.

Accounting Matters, page 42

2. We note that you plan to account for your co-hosting arrangements as a single performance obligation. We also note on page 46 that you will lease space and provide access to electricity, and that you will "provide full operations and maintenance services for a fixed fee". Explain the contractual terms under which you will be compensated for leased space, the provision of electricity and other services. Explain to us why your provision of leased space and electricity and other services should be accounted for as a single performance obligation under ASC 842. Also explain how you plan to measure satisfaction of your co-hosting performance obligations and how such methodologies are appropriate under ASC 842.

Financial Statements
Consolidated Statements of Operations (Unaudited), page F-17

3. We note your intent to exit your mining operations and the sale of your Bitcoin mining equipment. Please explain to us your consideration of presenting your mining business as a discontinued operation. Specifically, tell us when you met each of the criteria in ASC 205-20-2-45-1E.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Carol Sherman